CONRAD C. LYSIAK
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

May 27, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
101 F Street NE
Washington, D.C. 20549

RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893

Dear Mr. Owings:

In response to your letter of comments dated May 26, 2005, please be advised as follows:

Selected Financial Data
  The income statement for the three months ended March 31, 2005 has been provided.

  The stockholders' deficit at March 31, 2005 and the net loss for the six months ended March 31, 2005 have been revised and now agree with the unaudited financial information statements in the filing.

Use of Proceeds
  A sentence has been added that states, "The offering expenses that we have already paid are $15,000 in legal fees."

Sincerely,

/s/ Conrad C. Lysiak
Conrad C. Lysiak